FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2024

Commission File No. 000-16353

37 CAPITAL INC.

(Translation of registrant's name into English)

Suite 575, 510 Burrard Street, Vancouver, BC, Canada V6C 3A8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

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SUBMITTED HEREWITH

Exhibit	99.1 Interim Financial Statements June 30, 2024
Exhibit	99.2 Interim MD&A June 30, 2024
Exhibit	99.3 CEO Certification for June 30, 2024
Exhibit	99.4 CFO Certification for June 30, 2024
Exhibit	99.5 News Release dated August 9, 2024
Exhibit	99.6 Material Change Report dated August 19, 2024
Exhibit	99.7 News Release dated September 20, 2024
Exhibit	99.8 Material Change Report dated September 27, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 Capital Inc.

“Jake H. Kalpakian”

____________________
Jake H. Kalpakian
President

September 27, 2024.

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